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                                                                    EXHIBIT 99.1

SCOTIABANK AND IFC TO INVEST IN XI'AN CITY COMMERCIAL BANK IN CHINA

XI'AN, CHINA, SEPTEMBER 9, 2002--Scotiabank and International Finance Corporation (IFC) today signed a Memorandum of Understanding (MOU) to make an equity investment in Xi'an City Commercial Bank (XACB). This transaction demonstrates a clear intention by IFC to promote banking development in western China and encourage more participation by foreign banks, and similarly highlights Scotiabank's commitment to grow its presence in China. The investment will strengthen XACB's capital base and institutional capacity as well as assist XACB to achieve international operating and governance standards. The transaction is subject to final approval of the respective institutions and regulators.

"This transaction gives us an excellent opportunity to develop our knowledge and skills in the Chinese domestic banking market. In addition, our expertise will be enhanced by working jointly with IFC who have had positive experiences with two other investments in Chinese banks," said Robin Hibberd, Senior Vice-President, Asia/Pacific and Middle East, Scotiabank. "We have been very impressed with the management of XACB and the progress they have made since its establishment in 1997. The positive support and progressive attitudes of the Xi'an City Government were also instrumental in our decision."

On an official visit to Xi'an, IFC Vice President Mr. Assaad Jabre said at the signing ceremony, "This would be IFC's first investment in a financial institution in the western region of China. It is fully consistent with IFC's investment strategy in China's financial sector, which is to promote the development of nonstate financial institutions, as well as banking reform and modernization in China. Improving standards in the banking sector is a key step toward strengthening of the country's financial infrastructure."

"IFC is very pleased to introduce Scotiabank as a strategic investor and technical partner in XACB," added Mr. Javed Hamid, IFC Regional Director for East Asia and Pacific who was also present at the signing ceremony. "Scotiabank will actively participate with the management of XACB, to ensure an effective and efficient transfer of international banking best practices to XACB." Mr. Hamid also commended the Xi'an City Government and XACB's board of directors for their strong desire to introduce international standards and best practices.

XACB President Mr. Jianhong Yin said, "An equity participation by Scotiabank and IFC will help XACB strengthen its capital base and, more importantly, learn from advanced international management experience, in order to adopt international standards and banking best practices and promote the development of XACB." He added, "We look forward to a successful cooperation with Scotiabank and IFC."

XACB was established in May 1997 through the consolidation of 42 urban credit cooperatives. It has a diversified shareholding structure, 22% owned by the Xi'an City Government and some local state-owned enterprises, and 78% owned by over 450 SMEs and 12,800 individuals (including most of XACB's employees).

XACB's customer base is primarily local private small and medium enterprises
(SMEs). The investment will extend IFC's reach to the rapidly growing SME sector in the city of Xi'an. As in many other countries, the SME sector in China has been under-serviced by the established banking system. XACB is also actively expanding its retail banking business as this sector of the market is rapidly growing.

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Scotiabank is one of North America's premier financial institutions and Canada's most international bank. Almost 49,000 employees of Scotiabank Group and its affiliates provide personal, commercial, corporate and investment banking services in some 50 countries around the world. Scotiabank has been operating in China since 1982 and presently has two branches (Guangzhou, Chongqing) and a representative office in Beijing. Scotiabank Group had CDN$300 billion in assets, as at July 31, 2002. Scotiabank trades on the Toronto (BNS), New York
(BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

IFC's mission is to promote sustainable private sector investment in developing countries, helping to reduce poverty and improve people's lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, and provides technical assistance and advice to governments and businesses. Since its founding in 1956, IFC has committed more than $31 billion of its own funds and arranged $20 billion in syndications for 2,636 companies in 140 developing countries. IFC's committed portfolio at the end of FY01 was $14.3 billion. IFC is on the World Wide Web at www.ifc.org.

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SCOTIABANK CONTACT:
DIANE FLANAGAN
PHONE:   (1-416) 866-6806
E-MAIL:  diane_flanagan@scotiacapital.com

IFC CONTACT:
L. JOSEPH
PHONE:   (1-202) 473-7700
FAX:     (1-202) 974-4384
E-MAIL:  ljoseph@ifc.org

XACB CONTACT:
XUEFENG YAN
PHONE:   (86-29) 744-4798
FAX:     (86-29) 745-0956